05

SEC Mail
Mail Processing
Section

MAR 19 2008

Washington, DC
~109

08A-35716

# MAYER · BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

March 19, 2008

**Elizabeth A. Hennigan**
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549



08001479

Re:     Ongoing Compliance with Rule 12g3-2(b)
        Exemption for Bank Leumi

**SUPPL**

Dear Sir or Madam:

Bank Leumi le-Israel B.M. filed an application with the U.S. Securities and Exchange
Commission regarding an exemption from the ongoing reporting requirements of the U.S.
Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this
exemption, enclosed please find the translation of an Immediate Report of a Change in the
Securities of the Corporation, dated March 10-16, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

**PROCESSED**

**MAR 28 2008**

THOMSON
FINANCIAL

Enclosure

Rev 3/27

# Summary Translation of Immediate Reports

## Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35114

10-16 March 2008

To:   Israel Securities Authority (www.isa.gov.il)
      The Tel Aviv Stock Exchange (www.tase.co.il)

### Immediate Report of a Change in the Securities of the Corporation

The Corporation announces that from 10 to 16 March 2008, there were changes in the
number of securities of the Corporation, as follows:

1.   Description of the Nature of the Change:
     1. Exercise of additional options of the Bank.

| Date of Change | Nature of Change | Type and Name of Security in relation to which the Change Occurred | Tel Aviv Stock Exchange Registration No. | Amount of the Change | Executed through the Stock Exchange Clearing House |
|---|---|---|---|---|---|
| 10 March 2008 | Exercise of Options | Leumi Options 01/06 | 6040125 | 151,917 | No |
| 13 March 2008 | Exercise of Options | Leumi Options 01/06 | 6040125 | 348,142 | No |

2.a.   Status of the Share Capital of the Corporation following the Changes:

| Name and Type of Share | Tel Aviv Stock Exchange Registration No. | Number of Shares in the Registered Capital | Issued and Paid Up Share Capital | |
|---|---|---|---|---|
| | | | Amount in Previous Report | Current Amount |
| Leumi | 604611 | 1,715,000,000 | 1,460,674,414 | 1,461,174,473 |

b. Status of Other Securities of the Corporation:

| Security Registration No. | Name of the Security | Amount in the Previous Report | Current Amount | Traded on the Stock Exchange |
|---|---|---|---|---|
| 6040075 | Leumi Subordinated Capital Notes (Series A) | 213,676,322 | 213,676,322 | No |
| 6040091 | Leumi Special Capital Notes | 321,900,000 | 321,900,000 | No |
| 6040125 | Leumi Options 01/06 | 37,008,944 | 36,508,885 | No |

c. Updated registers of security holders of the Corporation, including the register of stockholders, register of option holders and register of note holders are available to the public through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/)

Notes:
1. The balance of the options (Leumi Options 01/06) issued on 14 February 2006 are exercisable at the rate of one share for every option until 14 February 2009.
2. In 1998 and 1999, a total of NIS 641,029,122 par value Subordinated Capital Notes (Series A) were issued, to be repaid in 6 equal annual payments on 30 September of each year beginning from 2004.
3. NIS 321,900,000 par value Deposits/Subordinated Capital Notes which were issued on 5 June 2002 are convertible, under certain circumstances, into 138,064,577 ordinary shares of the Bank.

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02 -3511 ს

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il


END